

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

CM Life Sciences III Inc.
c/o Corvex Management LP
667 Madison Avenue
New York, New York 10065

       **Re:**     **CM Life Sciences III Inc.**
                    **Amendment No. 1 to Registration Statement on Form S-4**
                    **Exhibit Nos. 10.18, 10.19, 10.34 & 10.35**
                    **Filed October 4, 2021**
                    **File No. 333-259054**

Dear Mr. Casdin:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                               Sincerely,

                               Division of Corporation Finance